ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

29 May 2008

Director/PDMR Shareholding

Reed Elsevier received notification today that Mr Andrew Prozes, a director of Reed Elsevier PLC and Reed Elsevier NV, acquired on 26 May 158 Reed Elsevier PLC ADRs at $48.63 per ADR and 224 Reed Elsevier NV ADRs at $36.2484 per ADR.

As a result of these transactions, Mr Prozes’ interests in the ordinary share capital of Reed Elsevier is now 231,721 Reed Elsevier PLC ordinary shares and 168,680 Reed Elsevier NV ordinary shares.